Condensed Consolidated Interim Financial Statements
Six months ended 31 October 2012 and 2011
(An Exploration Stage Company)
(Unaudited - Expressed in Canadian dollars)

MANAGEMENT’S COMMENTS ON
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Pacific North West Capital Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed consolidated interim financial statements by an entity’s auditor.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 October 2012 and 30 April 2012 (Unaudited) (Expressed in Canadian dollars)

	Notes	As at 31 October 2012	As at 30 April 2012 (Audited)
		$	$

ASSETS

Current assets
Cash and cash equivalents	5	2,020,226	3,440,410
Amounts receivable	6	255,048	154,349
Short term investments	7	954,679	1,079,057
Prepaid expenses		208,513	310,696
		3,438,466	4,984,512

Investment in associate	8	227,433	298,225
Exploration and evaluation properties	9	8,005,982	7,686,109
Property and equipment	10	218,441	231,269

Total assets		11,890,322	13,200,115

EQUITY AND LIABILITIES

Current liabilities
Trade payables and accrued liabilities	11	414,328	413,715

Total liabilities		414,328	413,715

Equity
Share capital	12	34,558,389	34,494,642
Reserves		6,598,277	6,722,053
Deficit		(29,680,672)	(28,430,295)

Total equity		11,475,994	12,786,400

Total equity and liabilities		11,890,322	13,200,115

APPROVED BY THE BOARD:

“Harry Barr”	“Jordan Point”
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Loss and Comprehensive Loss For the Six months ended 31 October 2012 and 2011 (Unaudited) (Expressed in Canadian dollars)

	Notes	Three months ended 31 October 2012	Three months ended 31 October 2011	Six months ended 31 October 2012	Six months ended 31 October 2011
		$	$	$	$
Expenses
Accounting and audit		3,955	6,997	3,955	9,558
Bank charges and interest		981	1,387	1,967	2,626
Consulting fees		75,289	72,031	150,890	123,307
Corporate development		47,708	22,620	49,208	43,580
Depreciation	10	13,068	8,781	26,136	17,561
Director fees		7,500	8,000	15,500	15,500
Insurance, licenses and fees		15,512	8,355	30,170	20,234
Investor and shareholder relations		83,652	108,872	153,351	247,560
Legal fees		-	25,449	1,262	30,199
Management fees		62,499	62,499	124,998	280,281
Office and miscellaneous		20,481	41,930	41,964	96,897
Rent		41,682	10,052	86,677	15,390
Salaries and benefits		83,658	107,747	213,874	172,255
Share-based payments	13	38,548	90,494	87,093	346,931
Telephone and utilities		7,966	6,719	14,831	11,509
Transfer agent and regulatory fees		21,633	49,922	35,314	58,060
Travel, lodging and food		14,265	65,480	46,264	146,421
Vehicle lease		3,058	3,058	6,115	6,115

Loss before other items		(541,455)	(700,393)	(1,089,569)	(1,643,984)

Other items
Foreign exchange gain (loss)		(35,316)	23,101	9,086	36,631
Gain (loss) on sale of short term investments	7	-	(20,672)	(109,022)	2,876
Interest and other income		4,162	9,409	9,920	16,245
Loss on revaluation of share purchase warrants	7	-	-	-	(117,849)
Net loss from associate	8	(23,957)	-	(70,792)	-

Net loss for the period		(596,566)	(688,555)	(1,250,377)	(1,706,081)

Other comprehensive loss
Unrealized loss on short term investments	7	(17,208)	(1,010,186)	(150,119)	(2,051,631)

Net comprehensive loss		(613,774)	(1,698,741)	(1,400,496)	(3,757,712)

Loss per share
Basic	14	(0.01)	(0.01)	(0.01)	(0.02)
Diluted	14	(0.01)	(0.01)	(0.01)	(0.02)

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Cash Flows For the Six months ended 31 October 2012 and 2011 (Unaudited) (Expressed in Canadian dollars)

		Six months ended
	Notes	31 October 2012	31 October 2011
		$	$

OPERATING ACTIVITIES

Loss before tax		(1,250,377)	(1,706,081)
Adjustments for:
Depreciation	10	26,136	17,561
Foreign exchange gain		-	(36,631)
Share-based payments	13	87,093	346,931
Gain or loss on sale of short term investments	7	109,022	(2,876)
Gain or loss on revaluation of share purchase warrants		-	117,849
Net loss from associate	8	70,792	-
Operating cash flows before movements in working capital
(Increase) decrease in amounts receivables		(100,699)	94,904
(Increase) decrease in prepaid expenses		102,183	45,402
Increase (decrease) in trade payables and accrued liabilities		613	477,875

Cash used in operating activities		(955,237)	(645,066)

INVESTING ACTIVITIES

Exploration and evaluation expenditures, net	9	(319,873)	(1,984,669)
Purchase of property and equipment	10	(13,308)	(29,411)
Purchase of short term investments	7	(228,000)	(349,476)
Proceeds from sale of short term investments	7	93,237	387,078

Cash used in investing activities		(467,944)	(1,976,478)

FINANCING ACTIVITIES

Proceeds from issuance of common shares	12	2,997	3,825,925

Cash from financing activities		2,997	3,825,925

Increase (decrease) in cash and cash equivalents		(1,420,184)	1,204,381
Cash and cash equivalents, beginning of year		3,440,410	3,880,196

Cash and cash equivalents, end of period		2,020,226	5,084,577

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Changes in Equity For the Six months ended 31 October 2012 and 2011 (Unaudited) (Expressed in Canadian dollars)

	Number of shares	Share capital	Share-based payments reserve	Warrant reserve	Investment revaluation reserve	Deficit	Total
		$	$	$	$	$	$

Balances, 1 May 2011	85,737,788	31,282,121	2,810,075	2,991,047	1,454,444	(23,442,698)	15,094,989
Shares issued for
Cash	15,820,926	4,327,349	-	-	-	-	4,327,349
Exploration and evaluation properties	175,000	19,250	-	-	-	-	19,250
Exercise of stock options	310,000	111,874	(34,374)	-	-	-	77,500
Exercise of performance share	100,000	13,000	(12,000)	-	-	-	1,000
Flow-through shares premium liability	-	(715,834)	-				(715,834)
Value assigned to warrants	-	(628,162)	-	628,162	-	-	-
Share-based payments	-	-	346,931	-	-	-	346,931
Share issue costs	-	(94,766)	-	-	-	-	(94,766)
Unrealized loss on investments	-	-	-	-	(2,051,631)	-	(2,051,631)
Net loss for the period	-	-	-	-	-	(1,706,081)	(1,706,081)

Balances, 31 October 2011	102,143,714	34,314,832	3,110,632	3,619,209	(597,187)	(25,148,779)	15,298,707
Shares issued for
Cash	1,603,500	343,040	-	-	-	-	343,040
Flow-through shares premium liability	-	(55,850)	-	-	-	-	(55,850)
Value assigned to warrants	-	(44,906)	-	44,906	-	-	-
Share-based payments	-	-	184,751	-	-	-	184,781
Share issue costs	-	(62,474)	-	-	-	-	(62,474)
Unrealized loss on available-for-sale assets	-	-	-	-	(173,918)	-	(173,918)
Reclassification of loss on investments	-	-	-	-	533,630	-	533,630
Net loss for the period	-	-	-	-	-	(3,281,516)	(3,281,516)

Balances, 30 April 2012	103,747,214	34,494,642	3,295,413	3,664,115	(237,475)	(28,430,295)	12,786,400
Shares issued for
Exercise of performance shares	300,000	63,747	(60,750)	-	-	-	2,997
Share-based payments	-	-	87,093	-	-	-	87,093
Unrealized loss on available-for-sale assets	-	-	-	-	(150,119)	-	(150,119)
Net loss for the period	-	-	-	-	-	(1,250,377)	(1,250,377)

Balances, 31 October 2012	104,047,214	34,558,389	3,321,756	3,664,115	(387,594)	(29,680,672)	11,475,994

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Pacific North West Capital Corp. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing Platinum Group Metals (“PGMs”), precious and base metals mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

The head office, principal address and office records are located at Suite 650 - 555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7.

The Company’s financial statements as at 31 October 2012 and for the six month period ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $1,250,377 for the six-month period ended 31 October 2012 (2011: $1,706,081) and has working capital of $3,024,138 at 31 October 2012 (30 April 2012: $4,570,797).

The Company had cash and cash equivalents of $2,020,226 as at 31 October 2012 (30 April 2012: $3,440,410), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures or cease operations. These condensed consolidated interim financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PREPARATION

2.1	Basis of consolidation

The consolidated interim financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is obtained to the date control ceases. All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

2.1	Basis of consolidation, continued

between 20 and 50 percent of the voting power of another entity. Investments in associates are accounting for using the equity method.

The subsidiaries and associate of the Company as at 31 October 2012 and 2011 are described below:

		% equity interest as at
Name	Country of incorporation	31 October 2012	30 April 2012

Subsidiaries
Pacific North West Capital Corp. USA(1)	United States	100%	100%
Pacific North West Capital de México, S.A. de C.V.(1)	Mexico	100%	100%

Associate
Next Gen Metals Inc.	Canada	22.14%	22.14%

(1) Inactive entities.

2.2	Basis of presentation

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 16, and are presented in Canadian dollars except where otherwise indicated.

2.4	Statement of compliance

The condensed consolidated financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’ using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

2.5	Adoption of new and revised standards and interpretations not yet adopted

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised standards, amendments and interpretations which are not yet effective during the period ended 31 October 2012.

  IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

2.5	Adoption of new and revised standards and interpretations not yet adopted, continued

  IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12.
  IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and SIC-13.
  IFRS 12 ‘Disclosure of Interests in Other Entities’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31.
  IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
  IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.
  IAS 19 (Amendment) ‘Employee Benefits’ is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.
  IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.
  IAS 28 (Amendment) ‘Investments in Associates and Joint Ventures’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.
  IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ is a new interpretation effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for stripping costs in the production phase of a surface mine.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	These condensed interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual financial statements for the year ended 30 April 2012.

3.2	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of exploration and evaluation properties and deferred tax assets and liabilities, and ability to continue as a going concern. Actual results may differ from those estimates and judgments.

4.	SEGMENTED INFORMATION

At 31 October 2012, the Company operates in three geographical areas, being Canada, the United States and Burkina Faso. The following is an analysis of the net loss, current assets and non-current assets by geographical area:

	Canada	United States	Burkina Faso	Total
Net loss	$	$	$	$
For the six months ended 31 October 2012	1,250,377	-	-	1,250,377
For the six months ended 31 October 2011	1,706,081	-	-	1,706,081
For the three months ended 31 October 2012	596,566			596,566
For the three months ended 31 October 2011	688,555	-	-	688,555
Current assets
As at 31 October 2012	3,438,466	-	-	3,438,466
As at 30 April 2012	4,984,512	-	-	4,984,512
Investment in associate
As at 31 October 2012	227,433	-	-	227,433
As at 30 April 2012	298,225	-	-	298,225
Exploration and evaluation properties
As at 31 October 2012	7,508,066	163,648	334,268	8,005,982
As at 30 April 2012	7,093,158	208,683	384,268	7,686,109
Property and equipment
As at 31 October 2012	218,441	-	-	218,441
As at 30 April 2012	231,269	-	-	231,269

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

5.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 31 October 2012	As at 30 April 2012
	$	$

Denominated in Canadian dollars	1,561,050	2,734,541
Denominated in U.S. dollars	459,176	705,869

Total cash and cash equivalents	2,020,226	3,440,410

During the six months ended 31 October 2012, the Company issued a total of Nil flow-through shares (2011: 4,542,141 flow-through shares) for a total of $Nil (2011: $1,589,749) (Notes 11 and 12). As at 31 October 2012, the Company has $252,206 (30 April 2012: $1,456,744) remaining to be spent on qualifying Canadian exploration expenditures under the terms of the flow-through share agreements.

6.	AMOUNTS RECEIVABLE

The Company’s amounts receivables are as follows:

	As at 31 October 2012	As at 30 April 2012
	$	$

GST/HST receivables	36,753	20,510
Interest receivables	943	310
Advances receivable	6,629	22,338
Shared office costs receivable	209,573	110,041
Other receivables	1,150	1,150

Total trade and other receivables	255,048	154,349

Included in amounts receivables of the Company are amounts due from related parties which are disclosed in Note 17. The amounts are unsecured, interest free and repayable upon written notice given from the Company.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

7.	SHORT TERM INVESTMENTS

The Company’s available-for-sale investments and share purchase warrants are as follows:

	As at 31 October 2012		As at 30 April 2012
	Cost	Fair Value	Cost	Fair Value
	$	$	$	$

Fire River Gold Corp. 5,000 shares (30 April 2012: 500,000 shares). Nil warrants (30 April 2012: 575,000 warrants).	1,806	400	233,082	75,012
El Niño Ventures Inc. 5,542,109 shares (30 April 2012:3,319,888 shares). 2,295,726 warrants (30 April 2012: 1,470,329 warrants). 800,000 warrants expire on 5 October 2013, 384,615 warrants to expire on August 16, 2012 and 1,111,111 to expire on 2 April 2014.	715,175	492,815	515,175	381,436
Next Gen Metals Inc. 4,000,000 warrants expiring on 27 September 2015 (30 April 2012: 4,000,000 warrants).	223,690	46,570	223,690	46,570
Gensource Capital Corp. (formerly Augen Capital Corp.) 2,257,000 shares (30 April 2012: 2,257,000 shares). 428,500 warrants expiring 30 December 2012 (30 April 2012: 428,500 warrants).	182,365	131,989	182,365	120,704
Benton Resources Corp. 600,000 shares (30 April 2012: 300,000 shares).	134,539	69,000	134,539	90,000
Calais Resources Inc. 2,083,000 shares (30 April 2012: 2,083,000 shares).	125,000	62,490	125,000	124,980
Goldtrain Resources Inc. 976,000 shares (30 April 2012: 976,000 shares).	29,280	14,640	29,280	63,440
Nevada Sunrise Gold Corp. 300,000 shares (30 April 2012: 300,000 shares).	15,233	39,000	15,233	54,000
Others	150,954	97,775	146,399	122,915

Total short term investments	1,578,042	954,679	1,604,763	1,079,057

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

7.	SHORT TERM INVESTMENTS, continued

El Niño Ventures Inc. and Next Gen Metals Inc. are companies with certain directors in common.

During the six months ended 31 October 2012, the Company sold a total of 495,000 shares of Fire River Gold Corp. for total proceeds of $65,799, resulting in a loss of $113,014.

During the six months ended 31 October 2012, the Company sold a total of 105,000 shares in other marketable securities for total proceeds of $27,438, resulting in a gain of $3,992.

8.	INVESTMENT IN ASSOCIATE

The Company’s investment in associate is as follows:

	As at 31 October 2012		As at 30 April 2012
	Net Book Value	Fair Value	Net Book Value	Fair Value
	$	$	$	$

Next Gen Metals Inc.	227,433	144,167	298,225	461,333

The Company accounts for its investment in Next Gen Metals Inc. under the equity method of accounting.

As at 31 October 2012	Number of shares	Company’s interest	Quoted market price/share

Next Gen Metals Inc.	5,766,667	22%	$0.03

The Company had no investment accounted for under the equity method of accounting for the six months ended 31 October 2011.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

8.	INVESTMENT IN ASSOCIATE, continued

The Company acquired the investment in Next Gen Metals Inc. through a combination of cash transactions and as part of the agreement related to the sale of Destiny Gold Project (Note 9).

	Date acquired	Number of shares	Acquisition value	Company’s interest at the date of transaction

Next Gen Metals Inc.	3 August 2010	1,216,667	$140,830	5%
	26 September 2011	4,550,000	$591,500	17%

As at 31 October 2012		5,766,667	$732,330	22%

Movements on equity investments for the three and six-month period ended 31 October 2012 and 2011 are as follows:

	Three months ended 31 October 2012	Three months ended 31 October 2011	Six months ended 31 October 2012	Six months ended 31 October 2011
	$	$	$	$

Balance, beginning	251,390	-	298,225	-
Additions	-	-	-	-
Company’s share of net loss	(23,957)	-	(70,792)	-

Balance, ending	227,433	-	227,433	-

Summary of financial information as at and for the six months ended 31 October 2012 for the equity accounted investment, not adjusted for percentage of ownership held by the Company, is as follows:

	Current Assets	Non- current Assets	Total Assets	Total Liabilities	Net Loss
	$	$	$	$	$

Next Gen Metals Inc.	865,061	307,092	1,172,153	66,601	319,780

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the six months ended 31 October 2012 are as follows:

	River Valley	BC Rock & Roll	Burkina Faso	Other properties	Total
	$	$	$	$	$

ACQUISITION COSTS

Balance, 30 April 2012	3,341,289	-	210,000	21,370	3,572,659
Additions	-	-	-	-	-
Payments received	-	-	(50,000)	(85,881)	(71,370)
Impairment	-	-	-	-	-
Balance, 31 October 2012	3,341,289	-	160,000	-	3,501,289

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2012	3,730,499	-	174,268	208,683	4,113,450
Assaying	5,962	-	-	-	5,962
Drilling	1,350	-	-	-	1,350
Engineering and consulting	153,100	1,258	-	19,476	173,834
Field expenses	25,281	-	-	-	25,281
Geology	4,967	-	-	-	4,967
Geophysics	8,225	8,000	-	-	16,225
Metallurgical study	228,135	-	-	-	228,135
Payments received	-	-	-	(64,511)	(64,511)
Balance, 31 October 2012	4,157,519	9,258	174,268	163,648	4,504,693

Total costs	7,498,808	9,258	334,268	163,648	8,005,982

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION PROPERTIES, continued

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2012 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$

ACQUISITION COSTS

Balance, 30 April 2011	3,189,989	60,000	73,954	75,000	-	3,398,943
Additions	151,300	61,000	58,250	135,000	21,370	426,920
Payments received	-	-	(50,000)	-	-	(50,000)
Impairment	-	(121,000)	(82,204)	-	-	(203,204)
Balance, 30 April 2012	3,341,289	-	-	210,000	21,370	3,572,659

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2011	902,055	594,046	1,355,311	111,693	-	2,963,105
Assaying	523,827	-	164,514	-	-	688,341
Drilling	1,520,691	-	-	-	-	1,520,691
Engineering and consulting	419,959	10,745	22,410	62,575	208,683	724,372
Environmental	63,024	-	-	-	-	63,024
Field expenses	145,047	-	-	-	-	145,047
Geology	6,519	-	-	-	-	6,519
Geophysics	269,714	8,000	-	-	-	277,714
Governmental credits	-	-	(438,664)	-	-	(438,664)
Recovery of costs	(120,337)	-	(815,190)	-	-	(935,527)
Impairment	-	(612,791)	(288,381)	-	-	(901,172)
Balance, 30 April 2012	3,730,499	-	-	174,268	208,683	4,113,450

Total costs	7,071,788	-	-	384,268	230,053	7,686,109

Page | 14

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION PROPERTIES, continued

Project Overview:

River Valley, Ontario

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property (these claims were allowed to lapse on 12 December 2006), the Washagami property (these claims were allowed to lapse on 10 December 2008), the Razor property and the Western Front property, in the Sudbury Region of Ontario. During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

Kaymin continued to fund exploration under the terms of the joint venture until 2007 and invested over $22 million in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project above and beyond the minimal holding costs.

By way of a Mineral Interest Assignment Agreement dated for reference 13 December 2010, as amended on 6 April 2011 (the “Assignment Agreement”), the Company completed the purchase of Kaymin’s 50% interest in the River Valley claims, providing the Company with an undivided 100% interest in the River Valley Platinum Group Metals (PGM) Project. Under the terms of the Assignment Agreement, Kaymin exchanged its 50% interest in the joint venture, for a 12% interest in the Company, based on the issued and outstanding common shares of the Company as of 30 November 2010 (67,543,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

8,117,161 fully paid and non-assessable common shares of the Company (issued); and
Three-year warrants exercisable to purchase 3,000,000 common shares of the Company at a price of $0.30 per common share (issued).
Included in the River Valley PGM Project are the following:

(i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% Net Smelter Return (“NSR”). The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

(i)	River Valley Property, Ontario, continued

On 7 February 2012, the Company announced the receipt of River Valley’s Mining Leases. The Mining Leases give the Company security of title on the land and the exclusive right to mine the River Valley deposit. The Mining Leases include surface rights that allow for siting of project infrastructure and processing facilities. The Mining Leases are for a period of 21 years (commencing on 1 November 2011) and are renewable.

(ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

The Company’s interest in Goldwright property has been diluted down to 2% NSR.

(iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

(iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

Heaven Lake PGM Gold Project, Ontario

On 13 December 2010, the Company staked 220 square kilometres (“km”) 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario. The property covers the entire Heaven Lake Greenstone Belt. The project lies near the junction of Highway 527 and Road 811, midway between Thunder Bay and the railway community of Armstrong.

River Valley East and West PGM Project, Ontario

On 15 September 2011, the Company staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley PGM Project in the

Page | 16

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

River Valley East and West PGM Project, Ontario, continued

Sudbury area of Ontario. The newly acquired claim group is located east of the city of Sudbury, in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams. The property is situated to the east of the Sudbury Basin and north of Highway 17. It covers two rock groups that host significant concentrations of PGM mineralization - the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

Rock & Roll, British Columbia

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Letter Agreement, the Company can earn a 100% interest in the Property over a four-year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 of the Company's shares (Notes 12 and 18). The Vendors will retain a 2% Net Smelter Return royalty (“NSR”), of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 3% and an underlying Net Profits Interest royalty ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable by the Forrest Syndicate and/or heirs and assignees in their entirety for $1,500,000 each.

On 19 June 2012, the Company terminated the option agreement with the Vendors related to the Rock & Roll property.

Destiny Gold Project, Québec

In September 2009, the Company entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec (the "Alto Option Agreement”). The property consists of 175 mining claims totalling 7,260 hectares ("ha"). Under the terms of the Alto Option Agreement, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company (Notes 12 and 18), and complete a cumulative total of $3,500,000 in exploration expenditures over a four-year period, with minimum exploration expenditures of $1,400,000 to earn a 60% interest in the Destiny Gold property.

On 8 August 2011, the Company entered into a Letter Agreement (the “LA”) with Next Gen Metals Inc. (“Next Gen”) whereby Next Gen was granted an option to acquire the Company's 60% earn-in option interest ("Option Interest") in the Destiny Gold Project which Option Interest was granted to the Company pursuant to an agreement with Alto.

Under the terms of the LA, the Company will grant to Next Gen an irrevocable right and option to acquire the Company's right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants exercisable into

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

Destiny Gold Project, Québec, continued

4,000,000 common shares of Next Gen at varying prices for four years from the date of issuance, all of which are due as follows:

Cash: Next Gen paid to the Company $50,000 on signing the LA and will make the balance of the cash payments to the Company in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares (issued) upon Next Gen's delivery to the Company of a notice of commencement of the Option; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to the Company upon Next Gen's delivery to the Company of a notice of commencement of the option. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, shares and warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under the Company’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. The Company will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the Option Interest from the Company to Next Gen in accordance with the terms of the LA.

On 27 June 2012, Next Gen elected to terminate its option Agreement with the Company on the Destiny Gold Project. Next Gen’s decision to relinquish the Destiny Project was made from an assessment of the 2012 exploration results not justifying any further capital outlay.

On 27 June 2012, the Company also terminated the option agreement with Alto related to the Destiny Gold Project. The Company decided not to pursue additional exploration on these properties and to concentrate efforts on advancing its 100% owned River Valley PGM Project.

Glitter Lake Property, Québec

By agreement dated 15 August 2003, as amended on 30 April 2006, the Company could acquire, from CanAlaska Uranium Ltd. (“CanAlaska”), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, could issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an amendment dated 1 April 2008).

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

Glitter Lake Property, Québec, continued

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska assigned 100% interest in the Glitter Lake property to the Company for approximately $83,600 in payment of CanAlaska’s remaining lease obligations to the Company that ended in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

On 24 April 2012, the Company entered into an agreement to provide El Condor Minerals Inc. (“LCO”) an option to earn a 100% interest in the Glitter Lake Property, subject to a 2 week due diligence period. In order to exercise the option, LCO shall make the cash payments and issue shares as set forth below:

	Payments	Shares
	$
On directors and regulatory approvals(received)	50,000	350,000
On or before 24 April 2013	50,000	350,000
On or before 24 April 2014	50,000	300,000
Total	150,000	1,000,000

Upon completion of the option, the Company will retain 2% NSR. A 1% NSR can be purchased from the Company for $1,000,000.

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

On 30 March 2009, the Company and Hunter signed an amendment to the terms of the agreement as follows:

		Payments	Shares	Exploration Expenditures
		$		$
Upon execution of agreement	(paid/issued)	10,000	75,000	-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011*	(paid)	20,000	-	-
On or before 30 April 2012*	(paid)	20,000	-	-
On or before 30 April 2013*		20,000	-	-
Total		150,000	250,000	-

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

Nickel Plats, Saskatchewan, continued

* The payments of $20,000 are Advanced Royalty Payments based on the price of nickel maintaining a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement. In the case that the price of nickel does not maintain a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement, the dollar amount of the Advanced Royalty Payments will be less than $20,000 on the 4th, 5th and 6th anniversary of the agreement and the actual dollar amount will be negotiated between Hunter and the Company at the time of the anniversary.

An additional 100,000 shares may be issued upon the vesting of a 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

By agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Hunter, a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

A joint venture partner is being sought to further explore the Nickel Plats Project.

Tonsina Property, Alaska

The Tonsina property, presently defined, consists of 46 mining claims in the State of Alaska, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105) which were staked in June, 2006. These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. km (744.62 ha, or 7,360 acres), herein referred to as the “Tonsina property”. The claims are owned 100% by the Company. A joint venture partner is being sought to further explore the project.

Kane Property, Alaska

The Company acquired certain mineral claims by staking in Alaska. On 6 June 2007, the Company entered into an option agreement with Stillwater pertaining to ongoing exploration on the property (the “Stillwater Option Agreement”). Under the terms of the Stillwater Option Agreement, Stillwater could elect to spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011.

In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

In October 2012, the Company allowed the Kane Property claims to lapse.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company acquired from Freegold Ventures Limited (“Freegold”), a company that formerly had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn a 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures.

Following the vesting of its 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting. This election was not made.

Under the terms of the agreement, the Company, upon the vesting of its 50%, issued 253,586 shares at market value for $100,000 to Freegold.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property.

In October 2012, upon agreement between Freegold and the Company, it was agreed to cancel following claims:

604428 QTUBST 1 604429 QTUBST 2 604430 QTUBST 3	604431 QTUBST 4 604432 QTUBST 5 604476 QTUBST 6

Freegold and the Company are seeking a joint venture partner to further develop this project.

Burkina Faso, Africa

On 18 January 2011, the Company entered into an agreement with Somitra to acquire a 100% interest in the properties of Kangara, Kalempo and Lhorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

  US$75,000 on signing of the agreement (paid);
  US$30,000 on six months following the signing of the agreement (paid);
  US$105,000 on the first anniversary of the signing of the agreement (paid);
  US$120,000 on the second anniversary of the signing of the agreement;
  US$150,000 on the third anniversary of the signing of the agreement; and
  After completion of transferring the claims, the Company is required to issue 450,000 common shares of the Company to Somitra or pay the sum of US$135,000.

Each property is subject to a 1.0% NSR with the buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

Page | 21

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

10.	PROPERTY AND EQUIPMENT

The changes in the Company’s property and equipment for the six months ended 31 October 2012 are as follows:

	Automotive	Office equipment	Software	Leasehold improvements	Total
	$	$	$	$	$

COST

As at 30 April 2012	122,947	289,522	59,558	76,871	548,898
Additions	-	-	13,307	-	13,307
Disposals	-	-	-	-	-

As at 31 October 2012	122,947	289,522	72,865	76,871	562,205

DEPRECIATION

As at 30 April 2012	83,097	185,121	48,570	840	317,628
Depreciation	5,978	10,440	5,494	4,224	26,136

As at 31 October 2012	89,075	195,561	54,064	5,064	343,764

NET BOOK VALUE

As at 30 April 2012	39,850	104,400	10,988	76,031	231,269
As at 31 October 2012	33,872	93,961	18,801	71,807	218,441

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade and other payables are broken down as follows:

	As at 31 October 2012	As at 30 April 2012
	$	$

Trade payables	97,277	78,664
Accrued liabilities	5,833	23,833
Flow-through shares premium liability	311,218	311,218

Total trade payables and accrued liabilities	414,328	413,715

During the six–month period ended 31 October 2012, the Company issued Nil flow-through shares (30 April 2012: 13,734,593 flow-through shares) for total proceeds of $Nil (30 April 2012: $3,612,089). This issuance of flow-through shares resulted in a flow-through share premium liability of $Nil (30 April 2012: $771,684) (Notes 5 and 12).

Included in trade payables and accrued liabilities are amounts due to related parties which are disclosed in Note 17.

12.	SHARE CAPITAL

12.1	Authorized share capital

The Company has authorized an unlimited number of common and preferred shares with no par value. As at 31 October 2012, the Company had 104,047,214 common shares outstanding (30 April 2012: 103,747,214) and no preferred shares outstanding (30 April 2012: Nil).

12.2	Shares issuances

During the six months ended 31 October 2011 and year ended 30 April 2012, the Company issued common shares as follows:

On 13 July 2011, the Company closed the first tranche of a non-brokered private placement of 2,583,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 4,332,141 flow-through units at $0.35 per unit were also placed (Notes 5 and 11). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45. The Company paid finder’s fees

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

12.2	Shares issuances, continued

of $68,750 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $216,607 at the date of issue.

On 18 July 2011, the Company closed the second and final tranche of the non-brokered private placement of 620,000 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 210,000 flow-through units at $0.35 per unit were also placed (Notes 5 and 11). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45. The Company paid finder’s fees of $12,975 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $14,700 at the date of issue.

On 26 October 2011, the Company completed the first tranche of a non‑brokered private placement and issued an aggregate of 8,075,452 flow-through units at $0.22 per flow-through unit for proceeds of $1,776,600 (Note 6). Each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $484,527 at the date of issue.

On 21 November 2011, the Company closed the second and final tranche of the non-brokered private placement, the Company issued 486,500 non flow-through units at $0.20 per unit for gross proceeds of $97,300, with each unit consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.30.

Also in its second tranche, the Company issued 1,117,000 flow-through units at $0.22 per unit for gross proceeds of $245,740 (Note 5 and 11), with each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $55,850 at the date of issue.

All securities issued pursuant to the first tranche closing are subject to a hold period that expired 27 February 2012. In connection with the closing of both tranches of the financing, the Company paid finder’s fees of $62,474 in cash.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

12.2	Shares issuances, continued

As at 31 October 2012, a total of 300,000 performance shares have been exercised and issued (30 April 2012 – 100,000) at $0.01 per share.

During the previous year ended 30 April 2012, 100,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the Rock & Roll project (Notes 9 and 18) and 75,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold Project (Notes 9 and 18).

During the previous year ended 30 April 2012, 100,000 performance shares were exercised for proceeds of $1,000 and 310,000 stock options were exercised for proceeds of $77,500.

12.3	Share purchase warrants

The following is a summary of the changes in the Company’s share purchase warrants for the six months ended 31 October 2012 and year ended 30 April 2012:

	31 October 2012		30 April 2012
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$

Outstanding, beginning	11,712,213	0.35	10,941,309	0.36
Granted	-	-	8,712,213	0.36
Exercised	-	-	-	-
Forfeited	-	-	(7,941,309)	0.38
Outstanding, end of period	11,712,213	0.35	11,712,213	0.35

The following table summarizes information regarding share purchase warrants outstanding as at 31 October 2012.

Number of warrants	Exercise price	Expiry date

3,000,000	$0.30	13 December 2013
1,291,667	$0.35	13 January 2013
2,166,070	$0.45	13 January 2013
310,000	$0.35	18 January 2013
105,000	$0.45	18 January 2013
4,037,726	$0.32	26 April 2013
243,250	$0.30	21 May 2013
558,500	$0.32	21 May 2013

11,712,213

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

12.4	Performance shares

A total of 2,697,990 performance shares are reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

As at 31 October 2012, a total of 1,150,000 performance shares have been exercised and issued (2012: 850,000 shares) at $0.01 per share.

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the President and Chief Operating Officer of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
100,000	6 September 2012	(allotted as at 31 October 2012*)
100,000	6 September 2013
100,000	6 September 2014
300,000

* 100,000 performance shares were reserved for issuance at $0.01 per share during the period ended 31 October 2012. The fair market value of the performance shares at the date of allotment/accrual was $6,500 and was recorded in the accounts as share-based payments. The offsetting entry is to performance shares reserve.

During the previous year, the Board authorized the issuance of up to 150,000 performance shares at an exercise price of $0.01 per share to the Vice President Exploration of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
30,000	15 December 2012
30,000	15 December 2013
30,000	15 December 2014
30,000	15 December 2015
30,000	15 December 2016
150,000

12.5	Stock options

The Company has adopted a stock option plan whereby, the Company may grant stock options to employees, directors and/or consultants of the Company. The exercise price of any options granted under the plan will be determined by the Board of Directors, at its sole discretion, but shall not be less than the last closing price of the Company’s common shares on the day before the date on which the Directors grant such options.

The following is a summary of the changes in the Company’s stock option plan for the six months ended 31 October 2012 and year ended 30 April 2012:

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

12.5	Stock options, continued

	Six months ended 31 October 2012		Year ended 30 April 2012
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
		$		$

Outstanding, beginning	7,233,000	0.32	8,268,000	0.32
Granted	-	-	1,000,000	0.30
Exercised	-	-	(310,000)	0.25
Forfeited	(525,000)	0.32	(1,725,000)	0.36

Outstanding, end of period	6,708,000	0.32	7,233,000	0.32

The weighted average fair value of the options granted during the six months ended 31 October 2012 was estimated at $Nil (30 April 2012: $0.19877) per option at the grant date using the Black-Scholes Option Pricing Model. The weighted average assumptions used for the calculation were:

	31 October 2012	30 April 2012

Risk free interest rate	-	1.49%
Expected life	-	3.58 years
Expected volatility	-	129.05%
Expected dividend per share	-	0.00%

The following table summarizes information regarding stock options outstanding and exercisable as at 31 October 2012.

Exercise price	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise Price

Options outstanding
$0.20 - $0.29	3,558,000	3.53	$0.25
$0.30 - $0.39	2,300,000	3.48	$0.31
$0.40 - $0.60	850,000	1.02	$0.59

Total options outstanding	6,708,000	3.20	$0.32

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

12.5	Stock options, continued

Exercise price	Number of options exercisable	Weighted- average remaining contractual life (years)	Weighted- average exercise Price
Options exercisable
$0.20 - $0.29	3,201,658	3.36	$0.25
$0.30 - $0.39	1,962,500	3.31	$0.31
$0.40 - $0.60	783,333	0.89	$0.60

Total options exercisable	5,947,491	2.96	$0.32

13.	SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $87,093 was recognized in the six months ended 31 October 2012 (2011: $346,931):

Grant date of stock options	Fair value of options granted	Amount vested for three month period ended 31 October 2012	Amount vested for the three month period ended 31 October 2011	Amount vested for six month period ended 31 October 2012	Amount vested for the six month period ended 31 October 2011
	$	$	$	$	$
15 July 2009	8,613	-	1,931	-	2,154
4 January 2010	42,773	363	12,291	-	19,190
5 January 2010	69,753	-	-	1,042	-
1 February 2011	45,030	-	-	-	11,258
24 February 2011	609,754	20,649	75,408	47,093	228,119
15 March 2011	18,948	1,165	-	2,649	4,326
14 June 2011	81,708	-	864	-	81,884
7 September 2011	117,062	9,871	-	29,809	-

Share-based payments from stock options	993,641	32,048	90,494	80,593	346,931

Performance shares allotted(Note 12)		6,500	-	6,500	-

Total		38,548	90,494	87,093	346,931

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

14.	LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

	Three months ended 31 October 2012	Three months ended 31 October 2011	Six months ended 31 October 2012	Six months ended 31 October 2011

Net loss for the period	$ (596,566)	$(688,555)	$ (1,250,377)	$(1,706,081)

Weighted average number of shares – basic and diluted	104,040,692	87,464,533	104,043,953	87,464,533

Loss per share, basic and diluted	$ (0.01)	$(0.01)	$ (0.01)	$(0.02)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the six month period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, performance shares and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive. All of the stock options, performance shares and the share purchase warrants were anti-dilutive for the periods ended 31 October 2012 and 2011.

15.	CAPITAL RISK MANAGEMENT

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements, continue the development and exploration of its mineral properties.

The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administration costs, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any externally imposed capital requirements. There were no significant changes in the Company’s approach or the Company’s objectives and policies for managing its capital.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

16.	FINANCIAL INSTRUMENTS

16.1	Categories of financial instruments

	As at 31 October 2012	As at 30 April 2012
FINANCIAL ASSETS	$	$

FVTPL, at fair value
Cash and cash equivalents	2,020,226	3,440,410
Short term investments – warrants	103,883	103,883

Loans and receivables, at amortized cost
Amounts receivable	218,295	133,839
Available-for-sale, at fair value
Short term investments – shares	850,796	975,174

Total financial assets	3,193,200	4,653,306

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	97,277	78,664

Total financial liabilities	97,277	78,664

16.2	Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data. As at 31 October 2012, the Company does not have any Level 3 financial instruments.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

16.2	Fair value, continued

As at 31 October 2012	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	2,020,226	-	2,020,226
Short term investments – Shares	850,796	-	850,796
Short term investments – Warrants	-	103,883	103,883

Total financial assets at fair value	2,871,022	103,883	2,974,905

As at 30 April 2012	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	3,440,410	-	3,440,410
Short term investments – Shares	975,174	-	975,174
Short term investments – Warrants	-	103,883	103,883

Total financial assets at fair value	4,415,584	103,883	4,519,467

There were no transfers between Level 1 and 2 in the six-month period ended 31 October 2012 and year ended 30 April 2012.

16.3	Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions. As at 31 October 2012, amounts receivable was mainly comprised of Harmonized Sales Tax receivable and amounts receivables from related entities for shared office costs (Notes 6 and 17). As a result, credit risk is considered insignificant.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

16.3	Management of financial risks, continued

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As at 31 October 2012, the Company had $2,020,226 (30 April 2012: $3,440,410) in cash and cash equivalents to settle current liabilities of $414,328 (30 April 2012: $413,715) and, accordingly, liquidity risk is considered insignificant.

Currency risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property. The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 5). The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

17.	RELATED PARTY TRANSACTIONS

For the six month period ended 31 October 2012, the Company had related party transactions with the following companies related by way of directors or shareholders in common:

  Next Gen Metals Inc. (“Next Gen”), a company with management and certain directors in common with the Company. Next Gen pays shared office costs to the Company on a month to month basis.
  El Niño Ventures Inc. (“El Niño”), a company with management and certain directors in common with the Company. El Niño pays shared office costs to the Company on a month-to-month basis.
  Canadian Gravity Recovery Inc. (“CGR”), a company owned by the Chief Executive Officer of the Company. CGR provides management services on a month-to-month basis.
  Onestar Consulting Inc. (“Onestar”), a company owned by the Senior Vice President of Business and Corporate Development. Onestar provides consulting services on a month–to- month basis.

17.1	Related party expenses

The Company’s related party expenses are broken down as follows:

	Three months ended 31 October 2012	Three months ended 31 October 2011	Six months ended 31 October 2012	Six months ended 31 October 2011
	$	$	$	$
Management fees	62,499	62,499	124,998	280,281
Consulting fees	30,000	15,000	48,000	27,000
Shared office costs paid by related parties	119,556	103,808	281,046	175,749

Total related party expenses	212,055	181,307	454,044	483,029

The Company has a sub-lease agreement with Next Gen and El Niño in which Next Gen and El Niño pays 25% each of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 19). The Company provides invoices to Next Gen and El Niño for shared office costs, including the lease payments, on a monthly basis.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

17.1	Related party expenses, continued

The breakdown of the expenses between the different related parties is as follows:

	Three months ended 31 October 2012	Three months ended 31 October 2011	Six months ended 31 October 2012	Six months ended 31 October 2011
	$	$	$	$
Next Gen	47,091	36,954	86,849	75,941
El Nino	72,465	66,854	194,196	99,807
CGR	62,499	62,499	124,998	280,281
Onestar	30,000	15,000	48,000	27,000

Total related party expenses	212,055	181,307	454,044	483,029

17.2	Due from/to related parties

The assets of the Company include the following amounts due from related parties:

	31 October 2012	30 April 2012
	$	$
El Niño	148,870	16,746
Next Gen	60,703	93,295

Total amount due from related parties	209,573	110,041

Directors	2,000	2,000

Total amount due to related parties	2,000	2,000

17.3	Key management personnel compensation

The remuneration of directors and other members of key management for the three and six-month period ended 31 October 2012 and 2011 were as follows:

	Three month ended 31 October 2012	Three months ended 31 October 2011	Six months ended 31 October 2012	Six months ended 31 October 2011
	$	$	$	$
Short-term benefits - management and consulting fees	86,130	30,499	172,998	280,281
Short-term benefits – directors fees	7,500	8,000	15,500	15,500
Share-based payments	20,572	36,034	55,583	117,854

Total key management personnel compensation	114,202	74,533	244,081	413,635

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

18.1	Cash payments for interest and taxes

The Company made the following cash payments for interest and income taxes:

	31 October 2012	31 October 2011
	$	$

Interest paid	-	-
Taxes paid	-	-

Total cash payments	-	-

18.2	Non-cash financing and investing activities

The Company incurred the following non-cash investing and financing transactions:

	31 October 2012	31 October 2012
	$	$

Common shares issued for properties	-	19,250
Warrants issued for properties	-	-
Common shares received for properties	350,000	591,500
Warrants received for properties	-	223,690

Total non-cash financing and investing activities	350,000	834,440

19.	COMMITMENTS

As at 31 October 2012, the Company had the following commitments:

	< 1 year	2-5 years	> 5 years	Total
	$	$	$	$

Management fees	141,873	856,787	-	998,660
Rent and lease payments	54,280	544,208	508,218	1,106,706

Total commitments	196,153	1,400,995	508,218	2,105,366

The Company has a management agreement with CGR, a company owned by the Chief Executive Officer of the Company, effective 1 April 2011.

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Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the Six months ended 31 October 2012 and 2011 (Expressed in Canadian dollars)

Commitments, continued

The Company has a sub-lease agreement with Next Gen and El Niño in which Next Gen and El Niño pays 25% each of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 17).

20.	SUBSEQUENT EVENTS

There is no reportable events subsequent to 31 October 2012.

21.	APPROVAL OF THE FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of the Company for the six months ended 31 October 2012 were approved and authorized for issue by the Board of Directors on 12 December 2012.

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